Mahzi Therapeutics
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30 million Americans live with rare diseases. Less than 10% of those diseases have an FDA-approved therapy.

Mahzi Therapeutics is developing precision therapies for devastating neurogenetic disorders linked to autism, seizures, and developmental delays.

Backed by leading VCs and supported by $16M from the California Institute for Regenerative Medicine.

The first two subjects have now been dosed in the first-ever gene therapy trial for Pitt Hopkins syndrome.

Join the movement. Invest in the future of rare disease medicine.

Disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. See here for important legal disclosures: help.wefunder.com/testing-the-waters-legal-disclosure


"For families who have waited years for meaningful therapeutic progress, this moment reflects countless hours of advocacy, collaboration, and perseverance."
— Audrey Davidow, President of the Pitt Hopkins Research Foundation
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Mahzi Therapeutics
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